

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 21, 2015

<u>Via E-mail</u>
Zhiqi Zhang
Chief Executive Officer
Xiangtian (USA) Air Power Co., Ltd.
 c/o Luck Sky International Investment Holdings Limited
Unit 602 Causeway Bay Comm Bldg 1
Sugar Street, Causeway Bay
Hong Kong, People's Republic of China

  Re: **Xiangtian (USA) Air Power Co., Ltd.**
    Form 10-K for the fiscal year ended July 31, 2014
    Filed November 20, 2014
    File No. 000-54520

Dear Mr. Zhang:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Martin James

        Martin James
        Senior Assistant Chief Accountant